TETRAGENEX PHARMACEUTICALS, INC.
1 Maynard Drive Suite 105
Park Ridge, New Jersey 07656

October 17, 2007

By Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attn:	Sebastian Gomez Abero
Division of Corporation Finance

Re:	Tetragenex Pharmaceuticals, Inc.
Registration Statement on Form SB-2
Filed September 12, 2007
File No. 333-146014

Dear Mr. Abero:

          Tetragenex Pharmaceuticals, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the registration statement (the “Registration Statement”) so that such Registration Statement will become effective as of 10:00 a.m., Friday, October 19, 2007, or as soon thereafter as practicable.

          In connection with our request, we acknowledge the following:

  Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  The Company may not assert this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

                    Thank you in advance for your attention to this matter.

Very truly yours,
Tetragenex Pharmaceuticals, Inc.

/S/ Martin Schacker
Martin Schacker,
Co-Chief Executive Officer